Ivy Variable Insurance Portfolios
100 Independence, 610 Market Street
Philadelphia, PA 19106-2354

January 19, 2024

VIA EDGAR TRANSMISSION

Filing Desk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:	Ivy Variable Insurance Portfolios (the “Registrant”) Registration Statement on Form N-14 File No. 333-276543

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement on Form N-14 (File No. 333-276543) relating to the proposed reorganizations of Delaware VIP Global Equity, a series the Registrant, into Delaware Ivy VIP Global Growth, a series of the Registrant and Delaware VIP International Series, a series of Delaware VIP Trust, into Delaware Ivy VIP International Core Equity, a series of the Registrant.  The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on January 17, 2024 (Accession No. 0001137439-24-000384).

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Philadelphia and Commonwealth of Pennsylvania, on this 19th day of January, 2024.

Please direct questions or comments relating to this filing to Taylor Brody at (215) 564-8071, or in her absence, to Jonathan M. Kopcsik at (215) 564-8099.

Very truly yours,

/s/ Emilia P. Wang
Emilia P. Wang
Senior Vice President